EXHIBIT 12.1

TEXTRON MANUFACTURING
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 1, 2006
Fixed charges:
Interest expense	$25
Estimated interest portion of rents	7
Total fixed charges	$32

Income:
Income from continuing operations before income taxes	$213
Dividends in excess of pre-tax income of Textron Finance	13
Fixed charges	32
Adjusted income	$258

Ratio of income to fixed charges	8.06